[redacted]

BD 3/9 *

SECU 09057931 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35288

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31. 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NatCity Investments, Inc.

OFFICIAL USE ONLY
17490
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1965 East Sixth Street
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Kovachick (216) 222-2881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

925 Euclid Ave Suite 1300	Cleveland	Ohio	44115
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/12

OATH OR AFFIRMATION

I, Mark A. Kovachick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NatCity Investments, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

SONIA M. SEMAN, NOTARY PUBLIC
State of Ohio
My Commission Expires Jan. 15, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Tel: 216 861 5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
NatCity Investments, Inc.

We have audited the accompanying statement of financial condition of NatCity Investments, Inc. (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. As described in Note 1, the accompanying statement of financial condition has been prepared using the historical basis of accounting of National City Corporation prior to its acquisition by the PNC Financial Services Group, Inc. on December 31, 2008.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of NatCity Investments, Inc. at December 31, 2008 in conformity with United States generally accepted accounting principles.

Ernst + Young LLP

February 24, 2009

NatCity Investments, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 20,849,444
Securities owned, at fair value	104,734,171
Partnership investments	15,805,201
Receivable from clearing firm	1,426,605
Interest receivable	100,000
Receivables from employees and affiliated companies	16,474,321
Equipment and improvements, at cost, net of accumulated depreciation of $4,070,321	1,400,227
Goodwill	3,380,227
Other intangible assets	930,232
Membership in exchange, at cost	39,500
Accrued income and other assets	2,482,686
Total assets	$ 167,622,614
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 10,411,534
Payables to affiliated companies	2,629,854
Accrued compensation	20,829,939
Minority ownership interests in partnership investments	15,637,545
Unsecured lines of credit with National City Corporation	20,000
Accounts payable and other accrued expenses	15,629,160
Total liabilities	65,158,032
Stockholder's equity:	
Common stock (no par value; stated at $1 per share; 1,000 shares authorized, issued, and outstanding)	1,000
Additional paid-in capital	46,176,665
Retained earnings	56,286,917
	102,464,582
Total liabilities and stockholder's equity	$ 167,622,614

See accompanying notes.

1. Organization

NatCity Investments, Inc. (the Company), a wholly owned subsidiary of National City Corporation (the Parent), is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Chicago Stock Exchange. The Company was indirectly acquired by The PNC Financial Services Group, Inc. (PNC) on December 31, 2008 via PNC's acquisition of National City Corporation. The accompanying statement of financial condition was prepared from the books and records of the Company prior to the Parent's acquisition by PNC and utilize the Company's historical-basis of accounting. This statement of financial condition does not give effect to any purchase accounting adjustments that may be required by Statement of Financial Accounting Standards 141, *Business Combinations*, or any other conforming adjustments which may be recorded by PNC upon completion of this transaction.

The Company provides full-service brokerage services to institutional and retail customers on a fully-disclosed basis. The Company also provides investment banking services, which include underwriting and investment advisory services. Substantially all of the Company's customers are located in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri, and Pennsylvania. The Company also acts as an agent for affiliates of the Parent in certain transactions.

The Company trades in municipal obligations, U.S. government and agency securities, money-market instruments, and corporate obligations and is a market maker in 11 common stocks.

The Company clears its securities transactions on a fully disclosed basis through First Clearing Corporation (the clearing broker).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Use of Estimates in the Preparation of Financial Statements

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ materially from those estimates.

2. Summary of Significant Accounting Policies (continued)

Securities

Securities owned are carried at fair value, with unrealized gains and losses included in revenue from principal transactions. Fair value is determined in accordance with Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements.* Note 5 contains additional information on securities owned.

Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Equipment and Improvements

Equipment and improvements are recorded at cost, less accumulated depreciation. Depreciation is computed principally by the straight-line method using estimated useful lives of the assets. Useful lives range from one to ten years for furniture, fixtures, and equipment; and three to five years for software, hardware, and data handling equipment. Leasehold improvements are amortized over the shorter of the asset's useful life or the remaining lease term, including renewal periods if reasonably assured pursuant to SFAS 13, *Accounting for Leases*.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over net identifiable assets acquired. Goodwill impairment testing is performed annually, or more frequently if events and circumstances indicate possible impairment. During 2008, management performed impairment testing on goodwill and determined that the asset was not impaired. The Company currently does not have any other indefinite-lived intangible assets on its statement of financial condition.

The Company recorded intangible assets with finite lives in connection with its purchase of assets of SSG Financial Advisors in 2006. The assets have useful lives ranging from one to three years. Note 6 contains additional information regarding other intangible assets.

2. Summary of Significant Accounting Policies (continued)

Partnership Investments

The Company is the general partner or managing member in various partnerships or limited liability companies that offer alternative investments to certain qualifying investors. The Company's ownership interest in the partnerships and limited liability companies is less than 5%, however the partnerships and limited liability companies are consolidated due to the Company's control over the partnerships and limited liability companies in its capacity as the investment manager.

The valuation of the Company's direct and partnership private equity investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such investments. These investments are carried at estimated fair value using asset valuations provided by the various underlying investment managers. Valuation of partnership investments are determined using Level 3 inputs under the fair value hierarchy established by SFAS 157.

3. Recent Accounting Pronouncements

Noncontrolling Interests in Consolidated Financial Statements: In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements*, which upon adoption will require changes to the way in which noncontrolling interests are presented in the Company's financial statements. The adoption of the standard is not expected to have a material effect on the Company's statement of financial condition.

Useful Life of Intangible Assets: In April 2008, the FASB issued FASB Staff Position (FSP) No. 142-3, *Determination of the Useful Life of Intangible Assets*. This FSP provides guidance as to factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, *Goodwill and Other Intangible Assets*. This guidance will be effective January 1, 2009. The adoption is not expected to have a material effect on the Company's statement of financial condition.

3. Recent Accounting Pronouncements (continued)

Determining Fair Value in Inactive Markets: In October 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.* This FSP clarifies the application of FASB Statement No. 157, *Fair Value Measurements*, in a market that is not active and provides examples to illustrate key considerations in determining the fair value of such assets. This guidance was considered in determining the fair value of financial assets for the Company as of December 31, 2008.

4. Fair Value Measurements

Effective with the adoption of SFAS 157, the Company determines the fair values of its financial instruments based on the fair value hierarchy established in that standard, which requires an entity to maximize the use of quoted price and observable inputs and to minimize the use of unobservable inputs when measuring fair value. Various valuation techniques are utilized, depending on the nature of the financial instrument, including the use of market prices for identical instruments, market prices for similar instruments, and discounted cash flow models. When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, fair value is determined using assumptions that management believes a market participant would use in pricing the asset or liability.

SFAS 157 creates a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. Level 1 assets and liabilities are measured using observable or quoted market prices for identical instruments in active markets. Level 2 assets and liabilities are measured using observable inputs other than quoted prices in active markets. Level 3 assets and liabilities are measured using unobservable inputs and significant management assumptions.

4. Fair Value Measurements (continued)

The fair values of securities held by the Company are generally based on listed market prices or prices sourced from pricing services such as S&P Evaluations, IDC, and J.J. Kenney, which results in those securities being considered Level 1 or 2 in the SFAS 157 hierarchy. The Company held $33,923,642 of auction-rate securities on its balance sheet at December 31, 2008, the valuation of which was determined using discounted cash flow methodologies that rely upon internally developed assumptions. The valuation methodology for these instruments are considered Level 3 under the provisions of SFAS 157. In addition to auction-rate securities, the Company measures its various partnership investments using Level 3 inputs. Valuation adjustments for partnership investments are made taking into consideration the investee's business model, current and projected financial performance, liquidity, management team and overall economic and market conditions including changes in market outlook, the third-party financing environment and potential exit transactions. A summary of assets and liabilities at December 31, 2008 that the Company measures at fair value is presented below:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned	$ 59,568,282	$ 11,242,247	$ 33,923,642	$ 104,734,171
Partnership investments	2,997,460	–	12,807,741	15,805,201
	$ 62,565,742	$ 11,242,247	$ 46,731,383	$ 120,539,372
Liabilities:				
Securities sold, not yet purchased	$ 10,411,534	$ –	$ –	$ 10,411,534

The table below summarizes activity in auction-rate securities and partnership investments, which comprise the Company's assets that are measured at fair value using Level 3 inputs:

	Securities Owned	Partnership Investments	Total
Balance, January 1, 2008	$ 8,815,000	$ 18,953,098	$ 27,768,098
Total realized/unrealized gains (losses)			
Total realized/unrealized gains (losses) included in earnings	(14,811,358)	(6,145,357)	(20,956,715)
Purchases, sales and settlements, net	39,920,000	–	39,920,000
Balance, December 31, 2008	$ 33,923,642	$ 12,807,741	$ 46,731,383

5. Securities Owned

Securities owned are recorded at fair value and consist of the following at December 31, 2008:

Bankers acceptances and certificates of deposit	$ 1,266,247
Obligations of the U.S. government or its agencies	67,066
State and municipal obligations	35,253,722
Corporate obligations	359,378
Stocks and warrants	8,178,097
Money market funds	59,565,152
Other securities	44,509
Total securities owned	$ 104,734,171

At December 31, 2008, the Company had $33,923,642 of auction-rate securities on its balance sheet, $27,458,910 of which were included in State and Municipal Obligations and $6,464,732 of which were included in Stocks and Warrants. As previously mentioned in Note 4, the Company values its auction-rate securities using discounted cash flow methodologies that depend on management's assumptions. Further discussion of auction-rate securities and their effect on the financial condition and results of operations for the Company is included in Note 13.

6. Other Intangible Assets

In 2006, the Company purchased certain assets of SSG Capital Advisors, an investment banking company that specialized in middle-market reorganizations. A portion of the purchase price was attributable to finite-lived intangible assets. A summary of these intangible assets follows:

	Noncompete Agreements	Customer Intangible
Gross carrying amount	$ 4,784,012	$ 2,110,841
Less accumulated amortization	(3,853,780)	(2,110,841)
Net carrying amount	$ 930,232	$ –

7. Subordinated Debt and Other Borrowings

The Company has an unsecured line of credit with the Parent. The Company may borrow up to $600,000,000 on this line with interest at one-month LIBOR. At December 31, 2008, the Company had no borrowings outstanding on this line of credit. The Company also has an unsecured subordinated line of credit with the Parent. The Company may borrow up to $250,000,000 on this line with interest at 0.75% above one-month LIBOR. At December 31, 2008, the Company had no outstanding balances on this line. Loans under this debt facility are subordinated to all claims of general creditors of the Company. Moreover, they constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

As discussed further in Note 2, the Company is general partner in various partnerships that offer alternative investments to certain qualifying investors. One of these partnerships has an unsecured line of credit with the Parent allowing it to borrow up to $100,000 in aggregate on the line with interest at one-month LIBOR. At December 31, 2008, the partnership had $20,000 outstanding on this line at an interest rate of 4.48%.

8. Guarantees

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor the required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company.

The Company applies the provisions of the FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. At December 31, 2008, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was $14,689.

In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. Accordingly, there was no indemnification liability accrued at December 31, 2008.

9. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and the Parent's affiliates.

Cash balances with affiliated organizations at December 31, 2008 were $238,544. Investments in money market and mutual funds at December 31, 2008, for which an affiliated organization was the fund advisor, were $59,565,152 and are classified as securities owned.

10. Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Parent's policy is to allocate income taxes to its subsidiaries on a separate return basis, which includes any net operating income or losses or alternative minimum taxes, subject to recognition of such items on a consolidated basis.

At December 31, 2008, the net deferred income tax asset consisted of the following items:

Deferred compensation	$ 1,185
State income taxes	(93,461)
Fixed assets	184,175
Goodwill and other intangible assets	689,757
Accrued severance and outplacement	1,128,789
Partnerships	304,126
Other	375,579
Net deferred income tax asset	$ 2,590,150

The net deferred income tax asset includes a valuation allowance of $736,000 related to various state deferred tax assets.

Net federal and state taxes receivable totaling $11,311,258 are included in receivables from employees and affiliated companies on the statement of financial condition.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. As of December 31, 2008 and 2007, respectively, the Company had no liability for uncertain tax positions.

11. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2008, the Company had net capital of $59,298,691, which was $56,692,794 in excess of its required net capital of $2,605,897. The Company's ratio of aggregate indebtedness to net capital was approximately to .66 to 1.

12. Employee Benefit Plans

Substantially all of the Company's employees are eligible to participate in the Parent's defined contribution plan. The Parent may make contributions to the plan in varying amounts depending on the level of employee contributions.

The Parent sponsors a defined benefit pension plan, which covers employees hired by the Company prior to June 1, 1995. The plan provides pension benefits based upon the employee's length of service and salary levels. Plan assets consist primarily of marketable equity securities and bonds including common stock of the Parent.

The Parent also sponsors a benefit plan, which offers postretirement medical and life insurance benefits, which covers employees of the Company hired prior to July 1, 1995. The medical portion is contributory and the life insurance portion is noncontributory.

The Parent sponsors a deferred compensation plan. This is a nonqualified plan not subject to the Employee Retirement Income Security Act of 1974 (ERISA) requirements. In accordance with applicable regulations, this plan is only offered to a limited number of highly compensated and senior management employees. Employee contributions are included in other liabilities of the Parent. At December 31, 2008, the deferred compensation liability recorded on the Parent's books related to employees of the Company amounted to $12,032,669.

Certain officers and key employees of the Company participate in the Parent-sponsored restricted stock plan. In general, restrictions on shares granted expire within a four-year period. Compensation expense is recognized over the restricted period.

13. Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments and sales contracts. At December 31, 2008, the Company had no open underwriting commitments.

The Company has entered into operating leases for office space and certain computer and office equipment. Future minimum annual lease payments under operating leases are as follows:

Years ending December 31:	
2009	$ 3,335,399
2010	875,060
2011	169,472
Future	–
	$ 4,379,931

The Company has also entered into service agreements with third party service providers with a total commitment of $4,156,392 at December 31, 2008. The aggregate minimum annual commitment under these agreements total approximately $3,614,892 in 2009 and $541,500 thereafter.

The Company acts as underwriter and remarketing agent for certain issuers of variable rate demand obligations (VRDOs). These VRDOs are issued with long-term stated maturities but are considered short-term instruments because of a "put" feature that allows the investor to tender the bonds to the remarketing agent. The bonds are traded at par and the yields on the bonds are generally reset on a weekly basis. The VRDOs are supported by various credit and liquidity enhancements, including letters of credit (LOCs), standby bond purchase agreements (SBPAs), and bond insurance.

If the Company is unable to successfully remarket the securities, it has the option of holding the bonds on its balance sheet or putting the bonds to the issuer who would then draw upon the LOCs and SBPAs. At December 31, 2008, the Company was the remarketing agent for approximately $2.7 billion of VRDOs, of which $4,645,000 were included in securities owned in the Statement of Financial Condition.

13. Commitments and Contingencies (continued)

The Company is involved in trading auction-rate securities for certain institutional and retail clients. Auction-rate securities (ARS) are financial instruments with interest or dividend rates periodically reset through a Dutch auction process offering investors an opportunity to buy, hold or sell securities at the time of the auction. Consequently, this process can facilitate shorter term holding periods even though the securities themselves usually have long term maturities (or perpetual as in the case of preferred securities). The issuers include municipalities that issue bonds and closed-end funds that issue preferred stock.

The interest or dividend rate usually resets every seven days via Dutch auction, with the new yield generally reflecting current market conditions. Rates may differ depending on the underlying assets, market conditions, as well as supply and demand. A Dutch auction is a bidding process in which the lowest yield becomes the level at which the entire offering is sold.

A failed auction occurs when there are more sellers than buyers. Although historically not a frequent occurrence, market conditions during 2008 created an unprecedented number of failed auctions. When an auction fails, the ARS investor must hold securities until the next successful auction which may be for an indeterminate period of time, possibly until maturity or perpetually. The issuer is not obligated to redeem the securities. In the event of a failed auction, a specified maximum auction rate is paid by the issuer.

During the latter half of 2008, the Company began purchasing these securities from customers at par. At December 31, 2008, the Company had $33,923,642 of ARS on its balance sheet, $27,458,910 of which were included in State and Municipal Obligations and $6,464,732 of which were included in Stocks and Warrants. See Note 5 for further discussion. While these securities were purchased at par from the customers, the lack of liquidity associated with these instruments resulted in write-downs to their carrying value totaling $14,811,358.

Subsequent to December 31, 2008, the Company notified certain qualifying customers of its intent to buy back their holdings of ARS at par in connection with an agreement it had reached with its regulator, the Financial Industry Regulatory Authority (FINRA). These customers were holding securities with a par value of $37,795,000 at December 31, 2008. A reserve for future buybacks was established for $12,977,861, representing the difference between the par value of the securities to be purchased and their estimated fair value. The reserve is included in Accounts Payable and Other Accrued Expenses in the Statement of Financial Condition.

13. Commitments and Contingencies (continued)

In the ordinary course of its business, the Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position and results of operations of the Company.

14. Sale of SBA Loans and Retained Interests to an Affiliate

Prior to 2006, the Company purchased the guaranteed portion of Small Business Administration (SBA) loans from third-party lenders and then converted certain loans into SBA guaranteed pooled securities through the SBA securitization program. On January 1, 2008, the SBA loans and retained interests in SBA securitizations were sold to National City Bank, an affiliate of the Company, at their estimated fair values at the time of the transaction of $23,443,805 and $3,829,596, respectively.